UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

KONGZHONG CORPORATION

(Name of the Issuer)

KongZhong Corporation
Linkedsee Group Limited
Shanghai Changhui Internet Technology Co., Ltd.
Beijing Wuxing Rongcheng Technology Ltd.
Linkedsee Limited
Wiseman International Limited
Mr. Leilei Wang
Right Advance Management Ltd.
Chiming Bells International Limited
IDG-Accel China Growth Fund II L.P.
IDG-Accel China Investors II L.P.
Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership)
Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership)

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0000005 per share
American Depositary Shares, each representing 40 Ordinary Shares

(Title of Class of Securities)

50047P104*

(CUSIP Number)

KongZhong Corporation 35th Floor, Tengda Plaza No. 168, Xizhimenwai Street Beijing, 100044 People’s Republic of China Tel: (+86) 10 8857 6000	Beijing Wuxing Rongcheng Technology Ltd. Room 5291, 5/F, Shenchang Plaza No. 51 Zhichun Avenue Haidian District, Beijing People’s Republic of China Tel: (+86) 10 6551 3505
Linkedsee Group Limited Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311 Grand Cayman KY1-1209, Cayman Islands Tel: (+86) 10 6551 3505	Shanghai Changhui Internet Technology Co., Ltd. Room 368, Site 302, 211 Futebei Road Pilot Free-Trade Zone, Shanghai People’s Republic of China Tel: (+86) 10 6551 3505
Linkedsee Limited Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311 Grand Cayman KY1-1209 Cayman Islands Tel: (+86) 10 6551 3505	Wiseman International Limited Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311 Grand Cayman KY1-1209 Cayman Islands Tel: (+86) 10 6551 3505
Mr. Leilei Wang Right Advance Management Ltd. Chiming Bells International Limited 35th Floor, Tengda Plaza No. 168, Xizhimenwai Street Beijing, 100044 People’s Republic of China Tel: (+86) 10 8857 5898	IDG-Accel China Growth Fund II L.P. IDG-Accel China Investors II L.P. Unit 5505, 55/F, The Center 99 Queen’s Road Central, Hong Kong Tel: (+852) 2529 1016

Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership) No. 133, Futian Street, Yiwu, Zhejiang Province People’s Republic of China Tel: (+86) 10 6526 2400	Gongqingcheng Wujiang
Xingyao Investment
Management Partnership
(Limited Partnership)
Private Equity Fund Park 405-286,
Gongqingcheng,
Jiujiang, Jiangxi Province
People’s Republic of China
Tel: (+86) 10 6551 3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

•	This CUSIP applies to the American Depositary Shares, each representing 40 ordinary shares.

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: (+86) 10 6535 5577	Howard Zhang, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: (+86) 10 8567 5002

Garth W. Bray, Esq.
Sullivan & Cromwell (Hong Kong) LLP
28th Floor, Nine Queen’s Road
Central, Hong Kong
Telephone: (+852) 2826 8688

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$290,350,598.9	$33,651.63

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.18875 for 1,519,212,481 outstanding Shares of the issuer subject to the transaction plus (b) the product of options to purchase 30,297,420 Shares multiplied by $0.04974 per option (which is the difference between the $0.18875 per share merger consideration and the weighted average exercise price of $0.13901 per share) plus (c) the product of 2,555,000 restricted share units multiplied by $0.18875 per unit plus (d) the product of warrants to purchase 40,000,000 Shares multiplied by $0.04025 per warrant (which is the difference between the $0.18875 per share merger consideration and the exercise price of $0.1485 per share) ((a), (b), (c) and (d) together, the “Transaction Valuation”)
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001159.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

i

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) KongZhong Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.0000005 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing 40 Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Beijing Wuxing Rongcheng Technology Ltd., a limited liability company organized under the laws of People’s Republic of China (“Holdco”); (c) Linkedsee Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands; (d) Shanghai Changhui Internet Technology Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China; (e) Linkedsee Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Linkedsee Group Limited (“Parent”); (f) Wiseman International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (g) Mr. Leilei Wang, chairman and chief executive officer of the Company (“Mr. Wang”); (h) Right Advance Management Ltd., a company incorporated under the laws of the British Virgin Islands (“Right Advance”); (i) Chiming Bells International Limited, a company incorporated under the laws of the British Virgin Islands (together with Mr. Wang and Right Advance, the “Rollover Shareholders”); (j) IDG-Accel China Growth Fund II L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG Growth II”); (k) IDG-Accel China Investors II L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG Investors II”); (l) Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership), a limited partnership incorporated under the laws of People’s Republic of China (“Hexie Chengzhang”); and (m) Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership), a limited partnership incorporated under the laws of People’s Republic of China (“Gongqingcheng”). Filing Persons (b) through (m) are collectively referred to herein as the “Buyer Group.”

On December 1, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the merger agreement (the “plan of merger”). If the merger agreement and the plan of merger are approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”), with the Company continuing as the surviving company resulting from the merger.

Under the terms of the merger agreement, at the effective time of the merger, (i) each outstanding Share, other than (a) Shares (and the Shares represented by ADSs) beneficially owned by the Rollover Shareholders (the “Rollover Shares”), (b) Shares (including Shares represented by ADSs) owned by Parent, the Company or any of their subsidiaries, (c) Shares held by Citibank N.A., (the “ADS depositary”) (whether or not represented by ADSs) and reserved for issuance and allocation pursuant to the Share Incentive Plans (as defined below) (Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”) and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Companies Law, Cap. 22 (Law 3 of 1961 as consolidated and revised) of the Cayman Islands (“Cayman Islands Companies Law”) (the “Dissenting Shares”), will be cancelled in exchange for the right to receive $0.18875 in cash without interest; (ii) each ADS representing 40 Shares issued and outstanding immediately prior to the effective time of the merger (other than any ADS representing Excluded Shares) will represent the right to surrender the ADS in exchange for $7.55 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement (the “deposit agreement”), dated as of July 14, 2004, as amended by amendment no. 1 to deposit agreement, dated as of July 6, 2015, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Excluded Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value as determined in accordance with the Cayman Islands Companies Law. The Rollover Shares will be contributed to Parent in exchange for newly issued ordinary shares of Parent.

At the effective time of the merger, (i) each option to purchase Shares granted under the share incentive plans adopted by the Company in 2002, 2006 and 2013, respectively, and all amendments and modifications thereto (the “Share Incentive Plans”) that is then outstanding and unexercised immediately prior to the effective time, whether or not vested or exercisable, will be cancelled in exchange for the right to receive, as soon as practicable after the effective time of the merger, an amount equal to the product of (a) the excess of $0.18875 over the exercise price payable per Share under such option, if any, in cash, without interest and net of any applicable withholding taxes multiplied by (b) the total number of Shares issuable under such option immediately prior to the effective time, (ii) each restricted share unit awarded under the Share Incentive Plans immediately prior to the effective time will be cancelled in exchange for the right to receive an amount in cash equal to the product of (a) $0.18875 and (b) the total number of Shares underlying such restricted share units, without interest and net of any applicable withholding taxes, and (iii) each warrant to purchase Shares will be cancelled in exchange for the right to receive, as soon as practicable after the effective time of the merger, an amount equal to the product of (a) the excess of $0.18875 over the exercise price payable per Share under such warrant, if any, in cash, without interest and net of any applicable withholding taxes multiplied by (b) the total number of Shares issuable under such warrant immediately prior to the effective time.

Under the terms of the contribution agreement dated as of December 1, 2016, by and among Parent and the Rollover Shareholders, each of the Rollover Shareholders will contribute the Shares beneficially owned by it to Parent in exchange for newly issued ordinary shares of Parent immediately prior to the closing of the Merger.

Under the terms of the voting agreement dated as of December 1, 2016, by and among the Rollover Shareholders, IDG Growth II, IDG Investors II (collectively, the “Voting Shareholders”), Parent and the Company, each of the Voting Shareholders will vote all of the Shares beneficially owned by them in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement at the extraordinary general meeting.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company’s shareholders passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1 Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2 Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”
(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“The Extraordinary General Meeting — Record Date; Shares and ADSs Entitled to Vote”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the Company’s ADSs, Dividends and Other Matters — Market Price of the ADSs”
(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the Company’s ADSs, Dividends and Other Matters — Dividend Policy”
(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs — Prior Public Offerings”
(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”
•	“Special Factors — Related Party Transactions”

Item 3 Identity and Background of Filing Person

(a)	Name and Address. KongZhong Corporation is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”
•	“Annex E — Directors and Executive Officers of Each Filing Person”
(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”
•	“Annex E — Directors and Executive Officers of Each Filing Person”
(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”
•	“Annex E — Directors and Executive Officers of Each Filing Person”

Item 4 Terms of the Transaction

(a)(1)	Material Terms — Tender Offers. Not applicable.
(a)(2)	Material Terms — Merger or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors”
•	“The Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(d)	Dissenters’ Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Dissenters’ Rights of Shareholders and ADS Holders”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Dissenters’ Rights”
•	“Annex D — Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238”
(e)	Provisions for Unaffiliated Shareholders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Provisions for Unaffiliated Shareholders”
(f)	Eligibility of Listing or Trading. Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Special Factors — Related Party Transactions”
•	“Transactions in the Shares and ADSs”
(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”

•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors — Buyer Group’s Purposes of and Reasons for the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”
•	“Special Factors — Plans for the Company after the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Contribution Agreement”
•	“Summary Term Sheet — Voting Agreement”
•	“Summary Term Sheet — Financing of the Merger”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Plans for the Company after the Merger”
•	“Special Factors — Financing of the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Special Factors — Voting by the Buyer Group at the Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Transactions in the Shares and ADSs”
•	“Annex A — Agreement and Plan of Merger”

Item 6 Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors — Buyer Group’s Purposes of and Reasons for the Merger”
•	“Special Factors — Effects of the Merger on the Company”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”

(c)(1) – (8) Plans.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet — The Merger”
•	“Summary Term Sheet — Purposes and Effects of the Merger”
•	“Summary Term Sheet — Plans for the Company after the Merger”
•	“Summary Term Sheet — Financing of the Merger”
•	“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors — Buyer Group’s Purposes of and Reasons for the Merger”
•	“Special Factors — Effects of the Merger on the Company”
•	“Special Factors — Plans for the Company after the Merger”
•	“Special Factors — Financing of the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”

Item 7 Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Purposes and Effects of the Merger”
•	“Summary Term Sheet — Plans for the Company after the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors — Buyer Group’s Purposes of and Reasons for the Merger”
(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors — Buyer Group’s Purposes of and Reasons for the Merger”
•	“Special Factors — Alternatives to the Merger”
•	“Special Factors — Effects on the Company if the Merger is not Completed”
(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Purposes and Effects of the Merger”
•	“Special Factors — Background of the Merger”

•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors — Buyer Group’s Purposes of and Reasons for the Merger”
•	“Special Factors — Effects of the Merger on the Company”
•	“Special Factors — Alternatives to the Merger”
(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Purposes and Effects of the Merger”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors — Effects of the Merger on the Company”
•	“Special Factors — Plans for the Company after the Merger”
•	“Special Factors — Effects on the Company if the Merger is not Completed”
•	“Special Factors — Effects of the Merger on the Company — The Company’s Net Book Value and Net Earnings”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Special Factors — Material U.S. Federal Income Tax Consequences”
•	“Special Factors — Material PRC Income Tax Consequences”
•	“Special Factors — Material Cayman Islands Tax Consequences”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”

Item 8 Fairness of the Transaction

(a) – (b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”
•	“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Annex C — Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Shareholder Vote Required to Approve the Merger Agreement and Plan of Merger”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“The Extraordinary General Meeting — Vote Required”
(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”
•	“Annex C — Opinion of Duff & Phelps, LLC as Financial Advisor”
(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Recommendations of the Special Committee and the Board”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”
•	“Annex C — Opinion of Duff & Phelps, LLC as Financial Advisor”
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”
•	“Annex C — Opinion of Duff & Phelps, LLC as Financial Advisor”
(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10 Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Financing of the Merger”
•	“Special Factors — Financing of the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Financing of the Merger”
•	“Special Factors — Financing of the Merger”
(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Special Factors — Fees and Expenses”
(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet — Financing of the Merger”
•	“Special Factors — Financing of the Merger”
•	“The Merger Agreement and Plan of Merger — Financing”

Item 11 Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”

Item 12 The Solicitation or Recommendation

(a)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Summary Term Sheet — Voting Agreement”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors — Voting Agreement”

•	“Special Factors — Voting by the Buyer Group at the Extraordinary General Meeting”
•	“The Extraordinary General Meeting — Vote Required”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(b)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”
•	“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”
•	“The Extraordinary General Meeting — The Board’s Recommendation”

Item 13 Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the years ended December 31, 2014 and 2015 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2015, filed on April 15, 2016 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the nine-month periods ended September 30, 2015 and 2016 are incorporated herein by reference to the Company’s 2016 third quarter earnings release furnished on Form 6-K on December 6, 2016.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”
•	“Where You Can Find More Information”
(b)	Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“The Extraordinary General Meeting — Solicitation of Proxies”
(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Annex E — Directors and Executive Officers of Each Filing Person”

Item 15 Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016.
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the proxy statement.
(a)-(4)	Form of Depositary’s Notice, incorporated herein by reference to Annex G to the proxy statement.
(a)-(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to Annex H to the proxy statement.
(a)-(6)	Press Release issued by the Company, dated December 1, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 1, 2016.
(b)-(1)	Debt Commitment Letter, dated December 1, 2016, by and among Mr. Wang, Merger Sub and China Merchants Bank Co., Ltd., New York Branch, incorporated herein by reference to Exhibit 12 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.
(b)-(2)	Equity Commitment Letter, dated December 1, 2016, by and between Holdco and Mr. Wang, incorporated herein by reference to Exhibit 9 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.
(b)-(3)	Equity Commitment Letter, dated December 1, 2016, by and between Holdco and Gongqingcheng, incorporated herein by reference to Exhibit 10 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.
(b)-(4)	Equity Commitment Letter, dated December 1, 2016, by and between Holdco and Hexie Chengzhang, incorporated herein by reference to Exhibit 11 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.
(c)-(1)	Opinion of Duff & Phelps, LLC, dated December 1, 2016, incorporated herein by reference to Annex C to the proxy statement.
(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 1, 2016.
(d)-(1)	Agreement and Plan of Merger, dated December 1, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)	Contribution Agreement, dated December 1, 2016, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 13 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.
(d)-(3)	Voting Agreement, dated December 1, 2016, by and among Parent and the Voting Shareholders, incorporated herein by reference to Exhibit 14 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.
(d)-(3)	Limited Guaranty, dated December 1, 2016, by Mr. Wang in favor of the Company, incorporated herein by reference to Exhibit 15 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.
(d)-(4)	Limited Guaranty, dated December 1, 2016, by Gongqingcheng in favor of the Company, incorporated herein by reference to Exhibit 16 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(d)-(5)	Limited Guaranty, dated December 1, 2016, by Hexie Chengzhang in favor of the Company, incorporated herein by reference to Exhibit 17 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.
(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the proxy statement.
(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2016

KongZhong Corporation

By:	/s/ FAN Tai

Name: FAN Tai
Title:  Director

[Signature Page to Schedule 13E-3 and Proxy Statement]

Beijing Wuxing Rongcheng Technology Ltd.

By:	/s/ WANG Leilei

Name: WANG Leilei
Title:  Legal Representative

[Signature Page to Schedule 13E-3 and Proxy Statement]

Linkedsee Group Limited

By:	/s/ WANG Leilei

Name:  WANG Leilei
Title:   Director

[Signature Page to Schedule 13E-3 and Proxy Statement]

Shanghai Changhui Internet
Technology Co., Ltd.

By:	/s/ WANG Leilei

Name:  WANG Leilei
Title:   Legal Representative

[Signature Page to Schedule 13E-3 and Proxy Statement]

Linkedsee Limited

By:	/s/ WANG Leilei

Name: WANG Leilei
Title:  Director

[Signature Page to Schedule 13E-3 and Proxy Statement]

Wiseman International Limited

By:	/s/ WANG Leilei

Name: WANG Leilei
Title:  Director

[Signature Page to Schedule 13E-3 and Proxy Statement]

WANG Leilei

By:	/s/ WANG Leilei

Name: WANG Leilei

[Signature Page to Schedule 13E-3 and Proxy Statement]

Right Advance Management Ltd.

By:	/s/ WANG Leilei

Name: WANG Leilei
Title:  Authorized Signatory

[Signature Page to Schedule 13E-3 and Proxy Statement]

Chiming Bells International Limited

By:	/s/ WANG Leilei

Name: WANG Leilei
Title:  Authorized Signatory

[Signature Page to Schedule 13E-3 and Proxy Statement]

IDG-Accel China Growth Fund II L.P.

By:	IDG-Accel China Growth Fund II Associates L.P., its General Partner
By:	IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Chi Sing Ho

Name: Chi Sing Ho
Title:  Authorized Signatories

[Signature Page to Schedule 13E-3 and Proxy Statement]

IDG-Accel China Investors II L.P.

By:	IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Chi Sing Ho

Name: Chi Sing Ho
Title:  Authorized Signatories

[Signature Page to Schedule 13E-3 and Proxy Statement]

Hexie Chengzhang Phase II (Yiwu) Investment
Center (Limited Partnership)

By:	/s/ Dongliang Lin

Name: Dongliang Lin
Title:  Authorized Signatory

[Signature Page to Schedule 13E-3 and Proxy Statement]

Gongqingcheng Wujiang Xingyao Investment
Management Partnership (Limited Partnership)

By:	/s/ Liang Hong

Name: Liang Hong
Title:  Executive Partner

[Signature Page to Schedule 13E-3 and Proxy Statement]